EXHIBIT 99.1

FERGUSON PLC

Share buy back program

Ferguson plc (the “Company”) announces that, in continuation of the share repurchase program announced by the Company on March 16, 2021 (the “Program”), it has entered into an irrevocable and non-discretionary arrangement with its broker J.P. Morgan Securities PLC (“JPMS”) commencing from June 14, 2021 and ending no later than July 30, 2021. JPMS, an independent third party, will act as principal and will make trading decisions concerning the timing of the purchases of the Company’s shares independently of the Company. JPMS will carry out the instruction through the acquisition by JPMS, acting as principal, of ordinary shares in the Company for subsequent purchase by the Company. JPMS may undertake transactions in shares (which may include sales and hedging activities, in addition to purchases which may take place on any available trading venue or on an over the counter basis) during the period of the Program in order to manage its market exposure under the Program. Disclosure of such transactions will not be made by JPMS as a result of or as part of the Program, but JPMS will continue to make any disclosures it is otherwise legally required to make.

The maximum pecuniary amount allocated to this tranche of the Program is £92.7m. The value of shares repurchased by the Company under the Program pursuant to the various arrangements entered into with its brokers will not, in aggregate, exceed US$400m.

As announced on March 22, 2021, the Company’s shareholders generally authorised the Company to purchase up to a maximum of 22,493,518 of its ordinary shares at its Annual General Meeting held on December 3, 2020. Pursuant to such authority, the Company intends to continue purchasing shares until the conclusion of its Annual General Meeting expected to be held in December 2021 (the “2021 AGM”). The Company anticipates that it will request a similar general authority from shareholders at the 2021 AGM pursuant to which any purchases of shares in relation to the Program will continue. The aggregate number of shares acquired by the Company pursuant to the Program shall not exceed the maximum number of shares which the Company is authorised to purchase pursuant to such general authorities. As announced on March 22, 2021, it is intended that any shares repurchased under the Program will be transferred into treasury.

The purpose of the Program is to reduce the capital of Ferguson plc. To the extent required, the Company may in future use the repurchased shares to satisfy employee share options. Any purchases of shares by the Company in relation to the Program will be carried out on the London Stock Exchange and in accordance with (and subject to the limits prescribed by) the Company’s general authority to repurchase shares granted by its shareholders, the Market Abuse Regulation 596/2014 (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018) and Chapter 12 of the Financial Conduct Authority’s Listing Rules.

For further information please contact

Ferguson plc

Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Media Enquiries

Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad / David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 (917) 459 0419

Notes to Editors

1.     About Ferguson plc

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended July 31, 2020 was $19.9 billion and trading profit was $1.6 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE:FERG) and is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

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